SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	November	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated November 10, 2011.

Document 1

For Immediate Release	November 10, 2011

SONDE RESOURCES CORP.  ANNOUNCES THIRD QUARTER 2011
FINANCIAL AND OPERATING RESULTS - WITH MAP

CALGARY, ALBERTA--(Marketwire – November 10, 2011) - Sonde Resources Corp. ("Sonde" or the "Corporation") (TSX: SOQ) (NYSE Amex LLC: SOQ) announces the release of its financial and operating results and management's discussion and analysis and financial statements for the third quarter ended September 30, 2011. These reports can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Shareholders have the ability to receive a hard copy of the Sonde's complete third quarter financial statements free of charge upon request.

Duvernay and Montney Positions

With success in recent lease sales adding 10 net sections (6,400 acres) in the core Waskahigan and Ante Creek North areas, Sonde owns 71,136 gross / 66,689 net high potential acres in the rapidly expanding Duvernay play. Recent high bids in the immediate vicinity of Sonde leases ranged from $1,500 - $6,500 per acre, demonstrating the enormous potential industry competitors see in the area.  Sonde is actively working to permit its inaugural drilling program consisting of four to six horizontal wells, anticipating commencement of drilling in the second or third quarter of 2012.

In addition to the Duvernay, Sonde has 38,453 gross / 38,453 net acres of Montney rights at Waskahigan and Ante Creek North, in the vicinity of recently-announced high-rate horizontals drilled by RMP Energy Ltd. and Cequence Energy Ltd.

Sonde has been engaged in joint venture discussions with several industry and financial partners to provide financial leverage and risk-mitigation to Sonde in the early phases of these plays.

Drumheller and Windfall Infill Development Drilling Program

In June, July and August, Sonde drilled and cased three horizontal development wells in its Mannville “I” oil pool at Drumheller in section 29-19W4.  The early production results of these wells were previously announced.  Based on our belief that this inaugural program indicates economic results can be achieved for the larger Mannville “I” pool infill program, Sonde is in the process of permitting multiple drilling pads for 2012, expecting to drill four infill wells per pad.  In addition, Sonde is permitting expansion of gas and oil pipelines in the pool, and planning to begin a waterflood program in early 2012.

In September and October, Sonde drilled and cased the 16-20-29-14W4 horizontal (Wildunn Banff Oil Pool) and 16-28-59-15W5 horizontal (Windfall Gething Gas Pool) infill wells, and spudded the 13-17-31-17W4 horizontal (Michichi Detrital Oil Pool) infill. We are waiting on completion of these proof of concept wells and anticipate that all three will be on production sometime late in the fourth quarter.

Offshore Tunisia / Libya Exploration and Development Program

Removal of Force Majeure Declaration

On October 5, 2011, Sonde lifted the force majeure declaration on the Joint Oil Block (previously called the “7th of November Block”), Offshore Tunisia/Libya, and has resumed discussions with Joint Oil on the development of the block.  Sonde is in discussions with Joint Oil on paying the US$12.5 million due on the Mariner Swap agreement, subject to confirmation that existing Libyan sanctions do not apply. Although many of the operational sanctions previously imposed on Joint Oil by the United Nations and Canada have now been lifted, sanctions against certain named Libyan individuals and organizations remain in place.

Recoverable PIIP Report (Contingent Resource)

On June 8, 2011 Sonde announced that Ryder Scott, independent engineering consultants, had prepared a report in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities in which it attributed total Discovered Petroleum Initially In-Place (PIIP) volumes of 362 million barrels of original Oil and Condensate in place, plus 981 billion cubic feet of Natural Gas (50% CO2) in place, for the southern and central portions of the Zarat Field. Of this total, Ryder Scott attributed 207 million barrels of original Oil and Condensate in place, plus 471 billion cubic feet of Natural Gas (50% CO2) in place, to the Joint Oil Block, in which Sonde owns a 100% working interest.  The northern-most portion of the Zarat Field (Sonde 100% working interest, as shown on the attached map) was not evaluated by Ryder Scott.

Sonde subsequently retained Ryder Scott to evaluate the recoverable hydrocarbon resource at Zarat. In its new report dated November 4, 2011, Ryder Scott attributes Sonde’s share of the recoverable portion of Discovered Petroleum Initially In-Place (“contingent resource”) for the southern and central portions of Zarat to be 51 million barrels of Oil and Condensate, plus 123 billion cubic feet of sales gas, or 71 million barrels equivalent (“boe”). As with the previous report, the northern-most portion of the Zarat Field was not evaluated by Ryder Scott.

A significant new finding from the reservoir modeling indicates that oil and condensate recoveries at Zarat can be maximized by developing the field in a more aggressive fashion, where gas, condensate and oil are produced from initial production, without the re-injection of gas for pressure maintenance. Sonde previously believed that Zarat gas would need to be re-injected.  In addition, Sonde is initiating an evaluation of the Tunisian gas market for the produced natural gas. As a result of this modeling, Sonde believes that total marketable hydrocarbons from Zarat have increased.

Although there is no certainty that it will be commercially viable to produce any portion of the Zarat recoverable Discovered PIIP (Contingent Resource), Sonde management currently believes the accumulation, including both liquid and gas volumes, is feasible to develop.  Based upon independent engineering design analysis for Zarat supplied by Alpha Petroleum Services, Sonde management estimates the finding and development cost for the southern and central portions of Zarat field to be between $9 and $15 per boe.

Sonde continues to seek a one year exploration extension to fulfill its three exploration well drilling obligations, and the establishment and granting of a production license around the Zarat field.  The Joint Oil Block commitments will require Sonde to raise equity or seek other sources of external financing.  Sonde’s current cash flow from Western Canada is insufficient to meet these commitments.

Under NI 51-101 guidelines, disclosure of the Recoverable portion of Discovered PIIP (Contingent Resource) requires Sonde to inform the marketplace that:

o
“Contingent Resources” are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies,

o
The contingencies that prevent the classification of recoverable quantities as Reserves are economic, legal and political. A preliminary development plan has been prepared by Alpha Petroleum Services (Houston, Texas) and is currently being reviewed by Sonde management.   Once the potential markets and pricing for the products are better known, development economics for the field will be completed. It should be noted that implementation of this depletion scheme requires a unitization agreement between Sonde, PA Resources, Joint Oil and Entreprise Tunisienne d’Activities Petrolicres, as well as regulatory approvals from the Government of Tunisia. Finally, although many of the operational sanctions previously imposed on Joint Oil through Chapter VII of the UN Charter have now been lifted, sanctions against certain named Libyan individuals and organizations remain in place, and Sonde continues to assess the impact of remaining sanctions on development of Zarat.

Management Comments

Jack Schanck, Sonde’s President and CEO, said “We are closely monitoring early results from our initial horizontal infill wells, and look forward to accelerating this program in 2012 given success.  We are very excited about the emerging Duvernay play and expansion into the Montney and working to acquire a joint venture partner to de-risk our large acreage position.  In North Africa, we are working with Joint Oil to establish a 2012 budget to develop the block and start negotiations with PA Resources on a unitization with their block.  The Zarat development is a large project with the potential to create major growth in Sonde’s production and reserves base, but which will require substantial planning, third party consultants, acquisition of long lead materials and ultimately a substantial commitment by financial institutions to effect the development.”

Sonde currently has $31 million in cash, no debt and reduced its available credit line to $40 million from $60 million.  The $20 million development facility can be re-activated as projects warrant the borrowing.  The credit lines cannot be used outside of Western Canada.  We anticipate redeeming our Series B Preferred stock for US$ 15 million in the fourth quarter in accordance with its terms.

Sonde continues to focus on its extensive portfolio of suspended wells. In the first nine months of the year Sonde performed 14 recompletions and 36 workovers which generated enough new production to continue to eliminate base declines. In addition, we continue to focus on liquids rich opportunities and we reduced our production profile from 74% natural gas in the second quarter of 2011 to 72% this quarter.

Business Overview and Future Strategy

Sonde anticipates that 2011 Western Canada capital expenditures will approximate $43 million (including $6.1 million Drumheller acquisition) with near-term focus on the Drumheller and Kaybob core areas.  Longer term prospects are the emerging Duvernay play and the waterflood at Drumheller.

Sonde is focused on the maximization of long-term sustainable value to its shareholders by:

•
Developing the Western Canada asset base to increase average daily production along with replacement of producing reserves on an economic and cost effective basis through exploitation, full-cycle exploration and strategic acquisition.

•	Currently evaluating its entire acreage position in anticipation of an aggressive oil and liquids oriented, multi-year drilling program.

•	Establishing organic growth through repeatable drilling programs.

•	Providing shareholders access to high-leverage oil-oriented growth in Western Canada by purchasing a significant number annually of lease acreage in emerging “oil-resource” plays.

•	Preserving and monetizing our assets in North Africa while exploring options now that force majeure has concluded.

Sonde filed its third quarter unaudited financial statements, Management Discussion and Analysis with SEDAR and with the Securities and Exchange Commission on November 10, 2011.

	Three months ended September 30			Nine months ended September 30
($ thousands except share, per share and operating amounts) (unaudited)
	2011	2010	% change	2011	2010	% change
Financial
Petroleum and natural gas sales, net	9,011	7,847	15	25,507	24,130	6
Cash flow from (used for) operations (1)	(122)	1,086	na	2,126	4,867	(56)
Cash flow from operations per share — basic (1)	$(0.00)	$0.02	na	$0.03	$0.08	(56)
Net income (loss)	(591)	(3,362)	na	(4,071)	(26,047)	na
Net income (loss) per share - basic	$(0.01)	$(0.06)	na	$(0.07)	$(0.43)	na
Capital expenditures	20,054	11,134	80	42,952	28,396	51
Working capital surplus (Deficit)	(3,520)	25,197	na	(3,520)	25,197	na
Average Shares Outstanding	62,301	60,704		62,301	62,297
Operating
Natural gas (mcf/d)	12,673	12,417	2	12,188	13,048	(7)
Natural gas liquids (bbl/d)	203	203	–	205	149	38
Crude oil (bbl/d)	631	496	27	522	472	11
Total production (boe/d)	2,946	2,716	8	2,757	2,796	(1)
Prices
Natural gas ($/mcf)	$3.92	$4.66	(16)	$4.08	$4.95	(18)
Natural gas liquids ($/bbl)	$66.83	$53.72	24	$68.02	$57.66	18
Crude oil ($/bbl)	$81.90	$69.77	17	$86.88	$72.13	20
Total ($/boe)	$39.01	$37.02	5	$39.50	$38.36	3

(1)	Non-GAAP measure

Western Canada daily production for the third quarter averaged 2,946 boe/d compared to 2,716 boe/d for the same quarter in 2010. Natural gas, crude oil and natural gas liquids were all higher compared to the second quarter where Sonde produced 2,584 boe/d.

•
The third quarter production revenue after transportation, royalties and realized hedging activities was $9.0 million compared to $7.8 million in 2010. Sonde realized an average sales price of $39.01 including hedging activity per boe for the third quarter compared to $37.02 per boe in the third quarter of 2010 and $41.29 in the second quarter of 2011. We continue to emphasize crude oil or liquids-rich natural gas production with our capital programs.

•
Combined operating and well workover expenses for the three months ended September 30, 2011 were $4.1 million or $15.24 per boe, compared to $3.1 million or $12.37 per boe for the same period in 2010.  Combined expenses for the nine months ended September 30, 2011 were $11.0 million or $14.67 per boe, compared to $8.7 million or $11.35 per boe for the same period in 2010. The increase from 2010 to 2011 is attributable to additional workovers performed, and higher fixed labor costs from increased field operating staff and higher processing charges due to rate increases.

•
Sonde lifted the force majeure declaration that had been imposed due to sanctions and a state of war in Libya.  Approximately, three months are expected to be added to the terms of the Exploration Production Sharing Agreement term as they apply to the Joint Oil Block.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-GAAP Measures – This document contains terms such as cash flow from operations and cash flow per share, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and cash flow per share are relevant indicators of the Sonde’s financial performance, ability to fund future capital expenditures and repay debt. Cash flow from operations and cash flow per share should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of Sonde's performance. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding Sonde’s liquidity and its ability generate funds to finance its operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning our anticipated operational plans and activities including our development and exploration program in Western Canada, the exploration, development and drilling programs in North Africa, the expected continued production growth and strategy of Sonde, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

Zarat Field, Offshore Tunisia

Northern area not evaluated by Ryder Scott
Fisal-1
Zarat North-1
Zarat-1
Zarat-2
Joint Oil Block
Southern and Central areas evaluated by Ryder Scott

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	November 10 , 2011	By:	/s/ Jack Schanck
Name: Jack Schanck Title: Chief Executive Officer